August 27, 2024

Jonathan Lamb
Chief Executive Officer
Aurous Resources
Upper Level Change House
8 Fir Drive
Northcliff
Gauteng, 2195
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Operations (Proprietary) Ltd and Blyvoor Gold Resources (Proprietary) Ltd
Upper Level Change House
8 Fir Drive
Northcliff
Gauteng, 2195
South Africa

       Re: Aurous Resources
           Registration Statement on Form F-4
           Filed July 24, 2024
           File No. 333-280972
Dear Jonathan Lamb and Richard Floyd:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 August 27, 2024
Page 2
Registration Statement on Form F-4
Cover Page

1. We note that you list two Blyvoor Gold entities as co-registrants on the filing, please provide the address, zipcode, and telephone number including area code of the principal executive offices for both.
2. Revise to disclose whether you received an outside report, opinion, or appraisal materially related to the deSPAC transaction. Refer to Item 1604(a)(1).
3. Please revise the cover page to clarify whether there may be any actual or potential material conflicts of interest related to the target company officers or target company directors and the unaffiliated security holders of the SPAC. Refer to
Item 1604(a)(4).
Questions and Answers about the Business Combination and the General Meeting of the
Shareholders, page 25

4. We note that Rigel has agreed to pay Citi and Hannam, in connection with performing their services as co-placement agents, irrespective of the consummation of the PIPE
       Funding, for reasonable and documented expenses, and Rigel has agreed to reimburse
       Citi in its capacity as Rigel's capital markets advisor, for all reasonable and out of pocket expenses incurred for its services under its engagement letter. Please disclose the nature and amounts of any reimbursements to be paid to the Sponsor, as well as its affiliates and promotors, including Citi and Hannam. See Item 1603(a)(6) of Regulation S-K.
5. In the last paragraph at page 27, you state that Rigel is providing for redemption with a vote rather than a tender offer for "business and other reasons." Briefly describe the reasons you reference.
6. Please revise to quantify the number of shares subject to registration rights pursuant to the amended and restated registration rights agreement.
What interests do the Rigel Initial Holders and Rigel's other current officers and directors have in the Business Combination?, page 34

7. Revise to clarify the references here and elsewhere to "customary cutback provisions."
Do I have appraisal rights or dissenters' rights if I object to the Business Combination?, page 41

8. If appropriate, revise the answer to clarify whether such dissention rights would be unavailable if the shares are listed on Nasdaq at the effective date of the merger, as appears to be contemplated by the cover page letter to Rigel shareholders and by the closing condition (iv) set forth at page 56. Otherwise, explain in your response letter why the rights would still be available in such circumstances.
What happens if a substantial number of Rigel's public shareholders vote in favor of the Business
Combination Proposal..., page 42

9. For each scenario presented, please show the difference between the initial public offering price of Rigel and net tangible book value per share, as adjusted in your dilution table as required by Item 1604(c) of Regulation S-K.
 August 27, 2024
Page 3
10. Please tell us why you have opted not to present dilution information assuming no redemptions occur.
11. Please provide further details of the underlying assumptions used to calculate the Blyvoor valuation amounts under each scenario within the dilution table as required by Item
       1604(c)(2) of Regulation S-K.
Summary of this Proxy Statement/Prospectus
Subscription Agreements, page 53

12. Revise the disclosure regarding the reduction right and open market purchases, including references to approval by the PIPE Investor (i.e., "only if the PIPE Investor agrees") to more clearly explain the provisions set forth in section 12.1 of Exhibit 10.2
The Rigel Board's Reasons for the Business Combination, page 54

13. Revise throughout the prospectus to clarify that the sponsor and its affiliates have no prior or current involvement in organizing other SPACs as disclosed at page 251. Make similar contextualizing disclosure throughout the prospectus where you highlight the extensive experience that you believe is relevant to your business strategy.
14. Revise to state whether the deSPAC transaction is in the best interest of the SPAC and its securityholders. Refer to Item 1606(a). In this regard, it is unclear whether different characterizations of the Rigel Board's determination are intentional. For example, clarify whether you intend to draw a distinction between the reference at page
27 to the board   s
       determination that it is in the    commercial interest    of Rigel and
its shareholders and at
       55 that the board    believes, after a review of other opportunities
reasonably available to
       Rigel, that the Business Combination represents an optimal potential business combination opportunity for Rigel.
Interests of Certain Persons in the Business Combination and Conflicts of Interest, page 60

15. Please provide any potential conflicts of interest between the directors or executive officers of the target companies and the unaffiliated shareholders. See
Item 1603(b) of
       Regulation S-K.
Compensation Received by the Sponsor, page 63

16. Please revise the table to comply with the requirements of Item 1604(b)(4). For example, please describe the consideration paid by Orion GP and Orion Fund III and provide a brief description or cross-reference to explain the Orion Resources Consideration and the
       Earnout Shares.
Risk Factors
Risks Related to Government Regulation, page 108

17. We note you are subject to water use and other licenses. Please expand your Business of
       Aurous Gold disclosure at page 171 to identify all material licenses you are required to possess in order to operate the Blyvoor Gold Mine, and briefly indicate the status of such licenses.
 August 27, 2024
Page 4
Risks Related to Rigel, page 130

18. We note the disclosure on page 130 that the Sponsor or any of Rigel's directors, officers or advisors and their respective affiliates may purchase Rigel Ordinary Shares or Rigel
       Public Warrants in the open market. Please provide your analysis regarding how such potential purchases would comply with Exchange Act Rule 14e-5.
Material Tax Considerations
United States Federal Income Tax Considerations to U.S. Holders, page 147

19. You state in part that "U.S. Holders of Rigel Securities generally will not recognize taxable gain or loss as a result of the Merger for U.S. federal income tax purposes," but you do not discuss the consequences of the business combination and all impacted parties. In addition, we note the reference to Section 368 set forth in
Section 10.04(f) of
       the business combination agreement supplied as Annex A and the related disclosures regarding Section 368 throughout the filing.

       Please provide all the disclosure that Item 4(a)(6) of Form F-4 and Item 1605(b)(6)
       of Regulation S-K require, addressing the federal income tax consequences of the de-
       SPAC transaction to Rigel, the target companies Aurous Gold and Gauta Tailings, and their respective security holders. To the extent that you state that an exchange or merger would be tax-free, consider the requirements for a tax opinion pursuant to Item 601(b)(8)
       of Regulation S-K. See Staff Legal Bulletin No. 19 at Section III.A.2. Unaudited Pro Forma Condensed Combined Financial Information, page 158

20. We note that Gauta Tailings has a contingent liability for project and operating costs that become due to Benoryn Investment Holdings Proprietary Limited and Stratocorp
       Services Proprietary Limited upon the sale of the company and such amounts will be repaid out of the proceeds from the business combination. Please tell us how you considered including an adjustment in your pro forma financial statements for this related transaction.
21. We note a forward purchase agreement is in place between Rigel and Orien Fund III which provides for the purchase of up to 5,000,000 units, with each unit consisting of one
       Class A ordinary share and one-half of one redeemable warrant to purchase one Class A ordinary share, at $11.50 per share, subject to adjustment, for a purchase price of $10.00 per unit, in a private placement to occur in connection with the closing of a business combination. Please tell us the consideration given to depicting the issuance of these units under this agreement within your pro forma financial statements.
Notes to Unaudited Pro Form Condensed Combined Financial Information, page 163

22. Please modify your disclosures pertaining to adjustment 2c)ii) to provide more detailed information to reconcile the amounts and items described in the footnotes to the adjustment amounts on the face of the pro forma balance sheet.
 August 27, 2024
Page 5
23. Please refer to pro forma adjustment 2c)i) where you reflect the settlement of the sponsor promissory note and expand your disclosure to explain why you adjust accumulated loss in the amount of R29,554,544 under both the minimum and medium scenario. We presume this adjustment relates to recognizing the convertible promissory note at fair value as of February 29, 2024.
24. Please include any pro forma adjustments necessary to remove intercompany transactions between Aurous Gold and Gauta Tailings. For example, it appears that Aurous Gold has a loan outstanding due to Gauta Tailings.
25. Please refer to pro forma adjustment 2e)iii) where you disclose that you are presenting the issuance of 35,626,000 Aurous Resources ordinary shares to the Sellers and reconcile to your disclosure elsewhere in the prospectus where you disclose the consideration to the
       holders of Aurous Gold   s and Gauta Tailings    issued and outstanding
equity interests at
       the closing will consist of (i) 600,000 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Gauta Tailings, (ii) 28,017,500 Aurous Resources ordinary shares to Blyvoor Gold in exchange for its shares of Aurous Gold and
(iii) 6,982,500
       Aurous Resources ordinary shares to Orion Fund II in exchange for its shares of Aurous
       Gold which total in all only 35,600,000 Aurous Resources ordinary shares.

       We also note that the sum of i) 600,000 Aurous Resources ordinary shares to Blyvoor
       Gold in exchange for its shares of Gauta Tailings, and ii) 28,017,500 Aurous Resources
       ordinary shares to Blyvoor Gold in exchange for its shares of Aurous Gold totals
       28,617,500 Aurous Resources ordinary shares. Please reconcile the 28,617,500 Aurous
       Resources ordinary shares to the 28,568,500 Aurous Resources ordinary shares issued to
       Blyvoor Gold as listed in the tabular disclosures on pages 160 and 167.
26. Please expand pro forma adjustment 2e)vi) to explain why this adjustment does not include the issuance of any Aurous Resources ordinary shares under the Management
       Incentive Share Scheme.
Business of Aurous Gold and Gauta Tailings and Certain Information About Aurous Gold and
Gauta Tailings, page 171

27.    Please define the term "gold dor  " when first used.
28. Please disclose the source and date of all third party data used, including for example the
       Wood Mackenzie data.
29. Please modify your mineral property disclosures as necessary to ensure that each mineral resource and mineral reserve table includes details regarding the commodity price assumptions, to comply with the guidance in footnote 1 to Tables 1 and 2 of Item
       1303(b)(3)(iv) of Regulation S-K (for summary property disclosures), and Item
       1304(d)(1) of Regulation S-K (for individual property disclosures). Aurous Gold's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 230

30. Expand your discussion of the costs and effects of inflation to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. As appropriate, make
 August 27, 2024
Page 6

       corresponding revisions to your related risk factors. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Aurous Gold   s Management   s Discussion and Analysis of Financial Condition
and Results of
Operations
Non-IFRS Cost Indicators, page 232

31. Please refer to the table on page 233 where you present the reconciliation of AIC to
       Adjusted AIC and revise the AIC amount for the year ended February 29, 2024 from
       R761,171,650 to R818,990,878.
Key Line Items in Aurous Gold's Consolidated Statement of Profit or Loss or
Other
Comprehensive Income, page 234

32. We note you state that cost of sales is comprised of direct operating costs, professional fees, fuel purchases, professional fees, electricity costs, water expenses and certain other expenses. As it excludes depreciation associated with the generation of revenue it would
       appear the cost of sales and gross profit line items on Aurous Gold   s
consolidated
       statements of profit or loss are incomplete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1 and paragraphs 2.12 to 2.14 of the IFRS Conceptual Framework for Financial
       Reporting, which indicates that information must faithfully represent the substance of what it purports to represent and that a faithful representation is, to the maximum extent possible, complete, neutral and free from error. Please tell us how you considered the concept of completeness when presenting cost of sales and gross profit that exclude certain costs required or necessary to generate revenue. Results of Operations, page 235

33. We note you have identified multiple factors that contributed to a material change in a financial statement line item between the periods. For example, you state the increase in cost of sales was primarily due to an increase in direct operating costs, consumables, professional fees and electricity costs, and the increase in other operating expenses was primarily due to an increase in the number of professional employees and business combination-related expenses. Please quantify the extent to which each factor contributed to the overall change in that line item, including any offsetting factors as well as discuss in further detail the underlying reason for the change in each of the factors identified.
       Refer to the introductory paragraph of Item 5 of Form 20-F.
34. Please discuss the changes in the Income tax expense line item for both Aurous Gold and
       Gauta Tailings.
Business of Rigel and Certain Information About Rigel
The Sponsor, page 251

35. We note that the sole member of the Sponsor is Orion Mine Finance Fund III, LP, a limited partnership whose general partner is Orion GP, a limited partnership whose general partner is an LLC of which Oskar Lewnowski is indirectly the sole voting
       Member and serves as Chairman of the Rigel Board. Certain other directors and officers of Rigel are employees of Orion Resource partners, an affiliate of the Sponsor. Please revise your disclosure to provide the nature and amount of the interests of the persons who have direct and indirect material interests in the Sponsor. In addition, please revise
 August 27, 2024
Page 7

       your disclosure to detail all material roles and responsibilities of the SPAC Sponsor, its affiliates, and any promoters in directing and managing the SPAC's activities. See Item
       1603(a)(4) of Regulation S-K.
Rigel's Management's Discussion and Analysis of Financial Condition and Results of Operation
Contractual Obligations, page 258

36. We understand that on February 7, 2024 Goldman Sachs, the lead underwriter in your
       SPAC IPO, waived their deferred underwriting commission of $10,500,000 that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the
SPAC   s current
       relationship with Goldman Sachs.
Anticipated Executive Officers and Directors After the Business Combination, page 269

37. You name no officers or directors in this section, and at page 28 you state that the post-
       combination officers "have not yet been settled." Please reconcile these disclosures with
       (1) your statement at page 98 that your success "depends largely upon the continued
       service of our senior management, including our chief executive officer, executive chairman, chief operating officer, chief financial officer,"
and others, and
       (2) Section 10.07(a) of the business combination agreement (Annex A), which
       provides that "Each employee and other individual service provider of a Target Group
       Company immediately prior to the Closing shall continue in employment with a Target
       Group Company) immediately following the Closing...."
Comparison of Shareholder Rights, page 289

38. Please expand your disclosure to explain any material differences in the rights of target security holders as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K. Shares Eligible for Future Sale, page 300

39. Please provide in tabular format the material terms of any agreements regarding restrictions on whether the SPAC sponsor and its affiliates may sell securities of the
       SPAC. See Item 1603(a)(9) of Regulation S-K.
Background of the Business Combination, page 334

40. Please revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Rigel and the target companies. Identify the individuals who participated in each negotiation, the material terms that were discussed, how parties' positions differed, and how issues were resolved.
41. Please provide additional details regarding the reason(s) Rigel did not proceed beyond the referenced "in-depth discussions" with the nine other potential companies.
42. Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on Rigel and the Target Companies, providing quantification to the extent practicable. See Item 1605(c) of Regulation S-K.
 August 27, 2024
Page 8
43. We note Orion Mine Finance Fund II LP is a 19.95% shareholder in Aurous Gold and is an affiliate of the Sponsor. Please revise and expand your disclosure to detail any role
       Orion played in the search or negotiation process.
The Rigel Board's Reasons for the Business Combination, page 342

44. We note your discussion of the negative factors related to the deSPAC transaction that were considered by the Rigel board. Please revise to clarify whether you considered additional risks or potentially negative factors specific to the targets business. In this regard, we note that many of the negative factors considered would appear to apply generally to various targets.
Opinion of Kroll, LLC to the Rigel Board, page 346

45. We note the suggestion at page 351 and in Annex E that the Duff & Phelps' opinion was furnished for the use of benefit of the Rigel board and "may not be used
.... by any other
       person" without the advisor's express consent. To eliminate any potential ambiguity, also state that the advisor expressly consents to the use of its opinion by those entitled to use it, including those whose vote is being solicited in this proxy statement / prospectus.
46. We note the reference to the advisor performing "various valuation services for Orion
       Resource Partners (USA) LP and its affiliates." Please revise to clarify any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Kroll, LLC, its affiliates and/or unaffiliated representative and
       Rigel, Sponsor or their respective affiliates. See Item 1607(b) of Regulation S-K.
47. You include multiple references in this section and in Annex E to projections for Blyvoor
       Capital and Guata Tailings, including those that appear to be reflected in the technical report summaries. Clarify in your written response whether the advisor received projections other than those which are included in the technical report summaries filed as exhibits to the Form F-4, and make corresponding revisions to the disclosure as appropriate.

       For all referenced projections, please disclose all material bases for the projections, all material assumptions underlying the projections, and any material factors that may affect such assumptions. The disclosure referred to in this section should include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. See Item
       1609(b) of Regulation S-K.

       Additionally, disclose whether or not the Aurous Gold and Guata Tailings have affirmed to Rigel that the projections reflect the view of their management or board of directors about their future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. If they are no longer reflective of management's views, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. See Item 1609(c) of Regulation S-K.
 August 27, 2024
Page 9
Second Amended and Restated Memorandum of Association of Aurous Resources, page D-1

48. We note that the forum selection provision in Section 101 of your Second Amended and
       Restated Memorandum of Association provides that unless the Company otherwise consents, "the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute... otherwise related in any way to each shareholder's shareholding in the company, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the company." Please disclose here and throughout the filing whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws.
Blyvoor Gold Resources Proprietary Limited Consolidated Financial Statements, page F-82

49. Please disclose the date when the financial statements were authorized for issue and who gave that authorization pursuant to paragraph 17 of IAS 10. This comment is also applicable to the financial statements of Blyvoor Gold Operations Proprietary Limited.
Exhibits

50. Please file as exhibits all material contracts, including those involving Rigel or the target companies. For example, please file the Orion Fund II Shareholder Agreement, or explain why it is not material. See Item 601(b)(10) of Regulation S-K.
General

51. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
       person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S.
       government entity, such as the Committee on Foreign Investment in the United States
       (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
52. Please disclose whether there have been any unregistered sales of securities by the SPAC within the past three years. See Item 701 of Regulation S-K.
 August 27, 2024
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman at 202-551-3610 or
Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or Timothy
Levenberg at 202-551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John Stribling
      Ilana Ongun